QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

HAMILTON PARK TOWERS LLC

Financial Statements—Unconsolidated Significant Joint Venture
As of December 31, 2013 and 2012
and for the years ended December 31, 2013, 2012 and 2011
Together With Report of Independent
Registered Public Accounting Firm

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Joint Venture Members of
Hamilton Park Towers LLC

        We have audited the accompanying balance sheets of Hamilton Park Towers LLC (the "Joint Venture") as of December 31, 2013 and 2012, and the related statements of operation, changes in members' capital and cash flows for each of the years in the three-year period ended December 31, 2013. The Joint Venture's management is responsible for the financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Park Towers LLC at December 31, 2013 and 2012 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ MILLER WACHMAN LLP Boston, Massachusetts March 18, 2014

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Balance Sheets

	December 31,
	2013	2012
ASSETS
Rental Properties	$102,120,964	$107,496,918
Cash and Cash Equivalents	961,622	941,391
Rent Receivable	91,701	35,250
Real Estate Tax Escrow	427,084	424,159
Prepaid Expenses and Other Assets	1,529,591	1,367,274
Financing and Leasing Fees	340,362	399,678

Total Assets	$105,471,324	$110,664,670

LIABILITIES AND MEMBERS' CAPITAL
Mortgage Note Payable	$87,410,638	$88,611,686
Accounts Payable and Accrued Expenses	944,140	843,422
Advance Rental Payments and Security Deposits	2,121,509	1,919,573

Total Liabilities	90,476,287	91,374,681
Commitments and Contingent Liabilities (Note 7)
Members' Capital	14,995,037	19,289,989

Total Liabilities and Members' Capital	$105,471,324	$110,664,670

Member's Capital—NERA 40%	$5,998,015	$7,715,996

See notes to accompany the financial statements.

Hamilton Park Towers, LLC

(Unconsolidated Significant Joint Venture)

Statements of Operation

Years Ended December 31, 2013, 2012 and 2011

	Year Ended December 31,
	2013	2012	2011
Revenues
Rental Income	$12,851,259	$12,202,615	$11,559,414
Laundry and Sundry Income	94,715	98,042	97,275

	12,945,974	12,300,657	11,656,690

Expenses
Administrative	245,444	219,218	163,511
Depreciation and Amortization	5,778,427	5,733,920	5,698,657
Management Fees	271,505	261,355	251,071
Operating	1,056,919	1,006,570	929,543
Renting	105,593	74,705	144,149
Repairs and Maintenance	1,051,832	880,103	935,839
Taxes and Insurance	1,529,605	1,485,297	1,300,995

	10,039,324	9,661,169	9,423,765

Income Before Other Income	2,906,650	2,639,488	2,232,924

Other Income (Loss)
Interest Income	57	—	3,219
Interest Expense	(5,016,659)	(5,092,838)	(5,113,523)
Other Expenses	—	—	(3,500)

	(5,016,602)	(5,092,838)	(5,113,804)

Net Loss	$(2,109,952)	$(2,453,350)	$(2,880,880)

NERA 40%	$(843,981)	$(981,340)	$(1,152,352)

See notes to accompany the financial statements.

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Statement of Changes in Members' Capital

Hamilton Park Towers LLC
Balance, January 1, 2011	$29,054,219
Distribution to members	(2,425,000)
Net Loss	(2,880,880)

Balance, December 31, 2011	$23,748,339
Distribution to members	(2,005,000)
Net Loss	(2,453,350)

Balance, December 31, 2012	$19,289,989
Investment by members	200,000
Distribution to members	(2,385,000)
Net Loss	(2,109,952)

Balance, December 31, 2013	$14,995,037

Allocation to New England Realty Associations Limited Partnership for 2013:
Percentage Ownership	40%

Investment by Member	$80,000

Distributions Received	$954,000

Net Loss	$(843,981)

Member's Capital	$5,998,015

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

Statements of Cash Flow

	Year Ended December 31,
	2013	2012	2011
Cash Flows from Operating Activites
Net (Loss)	$(2,109,952)	$(2,453,350)	$(2,880,880)

Adjustments to reconcile net income to net cash provided by (used in) operating activites:
Depreciation and amortization	5,778,427	5,733,920	5,698,657
Changes in operating assets and liabilities:
(Increase) Decrease in rent receivable	(56,451)	51,472	38,753
Increase in accounts payable and accrued expenses	100,718	22,819	33,019
(Increase) Decrease in real estate tax escrow	(2,925)	157,869	(97,462)
(Increase) in prepaid expenses and other assets	(162,318)	(151,059)	(126,318)
Increase in advance rental payments and security deposits	201,936	119,460	115,270

Total adjustments	5,859,387	5,934,481	5,661,919

Net cash provided by operating activites	3,749,435	3,481,131	2,781,039

Cash flows from investing activites
Improvement of rental properties	(343,156)	(249,581)	(92,950)

Net cash (used in) investing activites	(343,156)	(249,581)	(92,950)

Cash flows from financing activites
Principal payments of mortgage note payable	(1,201,048)	(1,121,506)	(180,808)
Investment by members	200,000	—	—
Distributions to members	(2,385,000)	(2,005,000)	(2,425,000)

Net cash (used in) financing activities	(3,386,048)	(3,126,506)	(2,605,808)

Net increase in cash and cash equivalents	20,231	105,044	82,281
Cash and cash equivalents, at beginning of year	941,391	836,347	754,066

Cash and cash equivalents, at end of year	$961,622	$941,391	$836,347

Supplementary cash flow statement information:
Cash paid for interest	$4,972,685	$5,052,227	$5,077,302

Cash paid for state taxes	$1,880	$1,694	$2,751

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

        Line of Business:    Hamilton Park Towers LLC, (the "Joint Venture" or the "Property"), was organized in Massachusetts in 2009. The Joint Venture owns and operates 409 residential apartment units located in Brookline, Massachusetts. The Joint Venture is owned 40% by New England Realty Associates Limited Partnership ("NERA") and is a "significant unconsolidated subsidiary" under Rule 3-09 of Regulation S-X requiring separated financial statements.

        Basis of Preparation:    The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

        Revenue Recognition:    Rental income from residential properties is recognized over the term of the related leases. For residential tenants, amounts 60 days in arrears are charged against income. Concessions made on residential leases are accounted for on the straight-line basis.

        Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the differences between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. The capitalized above-market lease values for acquired properties are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed-rate renewal options of the respective leases.

        Rental Properties:    Rental properties are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; improvements and additions, which improve or extend the life of assets, are capitalized. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation is eliminated from the accounts, and any gain or loss on such disposition is included in income. Fully depreciated assets are removed from the accounts. Rental properties are depreciated by both straight-line and accelerated methods over their estimated useful lives. Significant acquisitions with long term leases are evaluated to determine if a portion of the purchase price is allocable to intangibles such as non-market rate rents.

        Upon acquisition of rental property, the Joint Venture estimated the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below market leases, (ii) in-place leases and (iii) tenant relationships. The Joint Venture allocated the purchase price to the assets acquired and liabilities assumed based on their fair values. The Joint Venture records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed exceed the purchase consideration of a transaction. In estimating the fair value of the tangible and intangible assets acquired, the Joint Venture considers information obtained about each property as a result of its due diligence and marketing and

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

leasing activities, and utilizes various valuation methods, such as estimates cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it is vacant.

        Other intangible assets acquired include amounts for in-place lease values and tenant relationship values, which are based on management's evaluation of the specific characteristics of each tenant's lease and the Joint Venture's overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Joint Venture's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles are amortized to expense over the anticipated life of the relationships.

        In the event that facts and circumstances indicate that the carrying value of a rental property may be impaired, an analysis of the value is prepared. The estimated future undiscounted cash flows are compared to the asset's carrying value to determine if a write-down to fair value is required.

        Financing and Leasing Fees:    Financing fees are capitalized and amortized, using the interest method, over the life of the related mortgages. Leasing fees are capitalized and amortized on a straight-line basis over the life of the related lease. Unamortized balances are expensed when the corresponding fee is no longer applicable.

        Income Taxes:    The financial statements have been prepared on the basis that the joint venture is entitled to tax treatment as a partnership. Accordingly, no provision for income taxes has been recorded. (See note 10)

        Cash Equivalents:    The Joint Venture considers cash equivalents to be all highly liquid instruments purchased with a maturity of three months or less.

        Comprehensive Income:    Comprehensive income is defined as changes in members' equity, exclusive of transactions with owners (such as capital contributions and dividends). The Joint Venture did not have any comprehensive income items in 2013, 2012, or 2011 other than net income as reported.

        Concentration of Credit Risks and Financial Instruments:    The Joint Venture property is located in Brookline, Massachusetts, and is subject to the general economic risks related thereto. No single tenant accounted for more than 5% of the revenues in 2013, 2012 or 2011. The Joint Venture makes its temporary cash investments with high-credit-quality financial institutions. At December 31, 2013 and

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2012, respectively approximately $1,605,000 and $1,571,000 of cash and cash equivalents, and security deposits included in prepaid expenses and other assets exceeded federally insured amounts.

        Advertising Expense:    Advertising is expensed as incurred. Advertising expense was $9,000 in 2013, $14,000 in 2012 and $27,000 in 2011.

        Interest Capitalized:    The Joint Venture follows the policy of capitalizing interest as a component of the cost of rental property when the time of construction exceeds one year. During the years ended December 31, 2013, 2012 and 2011 there was no capitalized interest.

        Reclassifications:    Certain reclassifications have been made to prior period amounts in order to conform to current period presentation.

        Subsequent Events:    The Joint Venture has evaluated subsequent events through March 18, 2014, the date the financial statements were issued.

NOTE 2. RENTAL PROPERTIES

        Rental Properties Consist of the Following:

	Year Ended December 31,
	2013	2012	Useful Life
Land, Improvements and Parking Lots	$30,330,503	$30,236,486	15–40 years
Buildings and Improvements	72,704,084	72,722,084	15–40 years
Kitchen Cabinets	161,109	39,738	5–10 years
Carpets	1,736,780	1,653,557	5–10 years
Air Conditioning	48,430	23,682	5–10 years
Laundry Equipment	97,754	97,754	5–10 years
Elevators	1,705,708	1,705,708	20–40 years
Equipment	7,252,721	7,237,084	5–7 years
Furniture and Fixtures	11,636,201	11,617,474	5–7 years
Smoke Alarms	4,377	943	5–7 years

	125,677,668	125,334,512
Less Accumulated Depreciation	(23,556,704)	(17,837,593)

	$102,120,964	$107,496,918

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013

NOTE 2. RENTAL PROPERTIES (Continued)

Hamilton Park Towers LLC
Rental Properties at Cost:
Balance, January 1, 2011	$124,991,980
Additions	92,950

Balance, December 31, 2011	125,084,930
Additions	249,581

Balance, December 31, 2012	125,334,511
Additions	343,156

Balance, December 31, 2013	$125,677,667

Accumulated Depreciation:
Balance, January 1, 2011	$6,523,733
Depreciation for year	5,639,257

Balance, December 31, 2011	12,162,990
Depreciation for year	5,674,604

Balance, December 31, 2012	17,837,594
Depreciation for year	5,719,109

Balance, December 31, 2013	$23,556,703

Net Book Value	$102,120,964

NOTE 3. RELATED PARTY TRANSACTIONS

        The Joint Venture's property is managed by an entity that is owned by the majority shareholder of the General Partner. The management fee is equal to 2% at Hamilton Park Towers of gross receipts of rental revenue and laundry income. Total management fees paid were approximately $272,000, $261,000 and $251,000 in 2013, 2012 and 2011, respectively.

        In 2013, the Management Company also received approximately $4,000 for construction supervision and architectural fees, $28,000 for maintenance services and $53,000 for administrative services.

        In 2012, the Management Company also received approximately $8,000 for construction supervision and architectural fees, $8,000 for maintenance service and $57,000 for administrative services.

        In 2011, the Management Company also received approximately $14,000 for maintenance services and $22,000 for administrative services.

NOTE 4. OTHER ASSETS

        Financing and leasing fees of approximately $340,000 and $400,000 are net of accumulated amortization of approximately $248,000 and $188,000 at December 31, 2013 and 2012, respectively.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013

NOTE 5. MORTGAGE NOTES PAYABLE

        At December 31, 2013 and 2012, the mortgage payable is secured by a first mortgage on properties referred to in Note 2. At December 31, 2013, the interest rate on the loan is 5.57%, payable in monthly installments aggregating approximately $514,000, including interest, through October 2019. The mortgage is subject to prepayment penalties.

        The Joint Venture has pledged tenant leases as additional collateral for this loan.

        Approximate annual maturities at December 31, 2013 are as follows:

Hamilton Park Towers LLC
2014 Current Maturities	$1,348,742
2015	1,425,814
2016	1,507,291
2017	1,593,424
2018	1,684,479
Thereafter	79,850,888

$87,410,638

NOTE 6. ADVANCE RENTAL PAYMENTS AND SECURITY DEPOSITS

        The Joint Venture's residential lease agreements may require tenants to maintain a one-month advance rental payment and/or a security deposit. At December 31, 2013, security deposits of approximately $898,000 are included with other assets and it is restricted cash.

NOTE 7. COMMITMENTS AND CONTINGENCIES

        From time to time, the Joint Venture may be involved in various ordinary routine litigation incidents to its business. The Joint Venture either has insurance coverage or provides for any uninsured claims when appropriate. The Joint Venture is not involved in any material pending legal proceedings.

NOTE 8. RENTAL INCOME

        Substantially all rental income was related to residential apartments with leases of one year of less.

        Rents receivable are approximately $92,000, $35,000 and $87,000 net of allowances for doubtful accounts at December 31, 2013, 2012 and 2011, respectively.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements on a Recurring Basis

        At December 31, 2013 and 2012, we do not have any significant financial assets or financial liabilities that are measured at fair value on a recurring basis in our financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Financial Assets and Liabilities not Measured at Fair Value

        At December 31, 2013 and 2012 the carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, and note payable, accounts payable and accrued expenses were representative of their fair values due to the short-term nature of these instruments or, the recent acquisition of these items.

        At December 31, 2013 and 2012, we estimated the fair value of our mortgage payable based upon quoted market prices for the same (Level 1) or similar (Level 2) issues when current quoted market prices are available. We estimated the fair value of our secured mortgage debt that does not have current quoted market prices available by discounting the future cash flows using rates currently available to us for debt with similar terms and maturities (Level 3). The differences in the fair value of our debt from the carrying value are the result of differences in interest rates and/or borrowing spreads that were available to us at December 31, 2013 and 2012, as compared with those in effect when the debt was issued or acquired. The secured mortgage debt contain pre-payment penalties or yield maintenance provisions that could make the cost of refinancing the debt at lower rates exceed the benefit that would be derived from doing so.

        The following table reflects the carrying amounts and estimated fair value of our debt.

	Carrying Amount	Estimated Fair Value
Mortgage Note Payable
At December 31, 2013	$87,410,638	$96,374,523
At December 31, 2012	$88,611,686	$103,360,022

        Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2013 and 2012. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2013 and current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 10. TAXABLE INCOME AND TAX BASIS

        The Joint Venture is not subject to income taxes as it files a partnership tax return whereby its income or loss is reportable by the members.

        Taxable income or loss is different than financial statement income because of intangible assets, accelerated depreciation, different tax lives, and timing differences related to prepaid rents and allowances. The Partnership share of the taxable loss is approximately $332,000 less than statement loss for the year ended December 31, 2013. The cumulative tax basis of the Joint Venture real estate allocated to the Partnership at December 31, 2013 is approximately $1,163,000 more than the statement basis primarily due to the purchase price allocation to intangible assets at Hamilton Park Towers and accelerated depreciation.

        The Joint Venture adopted the amended provisions related to uncertain tax provisions of ASC 740, Income Taxes. As a result of the implementation of the guidance, the Joint Venture recognized no

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013

NOTE 10. TAXABLE INCOME AND TAX BASIS (Continued)

material adjustments regarding its tax accounting treatment. The Joint Venture expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense, which would be included in general and administrative expense.

        In the normal course of business the Partnership or one of its subsidiaries is subject to examination by federal, state and local jurisdictions in which it operates, where applicable. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2005 forward.

NOTE 11. NEW ACCOUNTING PRONOUNCEMENT

        In January 2013, the FASB issued Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Comprehensive Income ("ASU 2013-02"), which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income within the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about the reclassified amounts. The Joint Venture adopted the provisions of ASU 2013-02 on January 1, 2013, which did not have a significant impact on its financial statements or notes thereto.

QuickLinks

  Exhibit 99.1
HAMILTON PARK TOWERS LLC Financial Statements—Unconsolidated Significant Joint Venture As of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 Together With Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Hamilton Park Towers LLC (Unconsolidated Significant Joint Venture) Balance Sheets
Hamilton Park Towers, LLC (Unconsolidated Significant Joint Venture) Statements of Operation Years Ended December 31, 2013, 2012 and 2011
Hamilton Park Towers LLC (Unconsolidated Significant Joint Venture) Statement of Changes in Members' Capital
HAMILTON PARK TOWERS LLC (Unconsolidated Significant Joint Venture) Statements of Cash Flow
HAMILTON PARK TOWERS LLC (Unconsolidated Significant Joint Venture) NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2013